UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MICRON TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	75-1618004
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

8000 South Federal Way
Boise, Idaho 83716-9632
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Common Stock Purchase Rights	Name of each exchange on which each class is to be registered The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Securities to be Registered.

On July 20, 2016, the Board of Directors of Micron Technology, Inc., a Delaware corporation (the “Company”), declared a dividend of one right (each, a “Right”) for each share of common stock, par value $0.10 per share (the “Common Stock”), of the Company outstanding at the close of business on August 1, 2016 (the “Record Date”), pursuant to the terms and conditions of the Section 382 Rights Agreement, dated as of July 20, 2016, between the Company and Wells Fargo Bank, National Association, as Rights Agent (the “Rights Agreement”). The Rights Agreement is intended to avoid an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and thereby preserve the current ability of the Company to utilize certain net operating loss carryforwards and other tax benefits of the Company and its subsidiaries (the “Tax Benefits”).
Prior to the Distribution Date, the Rights will be evidenced by the shares of Common Stock held in book-entry form or, in the case of certificated shares, Common Stock certificates and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock.
The “Distribution Date” means the close of business on the earlier of:

1.
the tenth calendar day after the date of the first public announcement (including the filing of a report on Schedule 13D under the Securities Exchange Act of 1934, as amended, (or any comparable or successor report)) that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 4.99% or more (or in the case of a Grandfathered Person (as defined below), has exceeded and is exceeding such Grandfathered Person’s Grandfathered Percentage (as defined below) by 0.5% or more) of the shares of Common Stock then outstanding (the “Stock Acquisition Date”); and

2.
the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date of commencement by any person of, or after the date of the first public announcement of the intention of any person to commence, a tender or exchange offer the consummation of which could result in any person becoming the beneficial owner of 4.99% or more (or in the case of a Grandfathered Person, has exceeded and is exceeding such Grandfathered Person’s Grandfathered Percentage by 0.5% or more) of the shares of Common Stock of the Company then outstanding.

For purposes of calculating percentage ownership under the Rights Agreement, “outstanding shares” of Common Stock include all of the shares of common stock actually issued and outstanding. Beneficial ownership is determined as provided in the Rights Agreement and generally includes, without limitation, any ownership of securities a Person would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations promulgated thereunder. In addition, securities “beneficially owned” by any Person will include all of the shares of Common Stock that such Person would have had the right or obligation to acquire.
An Acquiring Person will not include the Company; any of its subsidiaries; any employee benefit or compensation plan of the Company or of any of its subsidiaries; any person organized, appointed or established by the Company and holding shares of Common Stock for or pursuant to the terms of any such plan; or any Grandfathered Person unless such person exceeds the Grandfathered Percentage by 0.5% or more.
“Grandfathered Person” means any person who or which is, as of the Record Date, the beneficial owner of 4.99% or more of the shares of Common Stock then outstanding. Any Grandfathered Person who after the Record Date becomes the beneficial owner of less than 4.99% of the shares of Common Stock then outstanding shall cease to be a Grandfathered Person.
“Grandfathered Percentage” means the percentage of the outstanding shares of Common Stock of the Company that such Grandfathered Person beneficially owns as of the Record Date; provided that, in the event any Grandfathered Person shall sell, transfer, or otherwise dispose of any outstanding shares of Common Stock after the Record Date, the Grandfathered Percentage shall, subsequent to such sale, transfer or disposition, mean, with respect to such Grandfathered Person, the lesser of (a) the Grandfathered Percentage as in effect immediately prior to such sale, transfer or disposition or (b) the percentage of outstanding shares of Common Stock of the Company that such Grandfathered Person beneficially owns immediately following such sale, transfer or disposition.
Notwithstanding the foregoing, no person will become an Acquiring Person as a result of an acquisition of Common Stock by the Company or any of its subsidiaries which, by reducing the number of shares of Common Stock of the Company outstanding, increases the proportionate number of shares of Common Stock of the Company beneficially owned by such person to 4.99% or more (or in the case of a Grandfathered Person, increases such Grandfathered Person’s Grandfathered Percentage by 0.5% or more) of the shares of Common Stock of the Company then outstanding unless such person thereafter becomes the beneficial owner of any additional shares of Common Stock of the Company, in which case such person will be deemed to be an Acquiring Person. An Acquiring Person will not include any person that the Board of Directors of the Company, in good faith, determines has inadvertently become an Acquiring Person if such person promptly divests a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person. In addition, the Rights Agreement provides that a person shall not become an Acquiring Person for purpose of the Rights Agreement in a transaction that the Board of Directors determines is exempt from the Rights Agreement, which determination shall be made in the sole and absolute discretion of the Board of Directors, upon request by any person prior to the date upon which such person would otherwise become an Acquiring Person, including, without limitation, if the Board of Directors determines that (i) neither the beneficial ownership of shares of Common Stock by such person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the availability to the Company of the Tax Benefits or (ii) such transaction is otherwise in the best interests of the Company.
Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, but prior to the time a person becomes an Acquiring Person, each Right will be exercisable to purchase, for $10.00 (the “Purchase Price”), one-half of one share of Common Stock.
If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of two times the Purchase Price.
If, after any person has become an Acquiring Person, (1) the Company is involved in a merger, consolidation or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or (2) the Company and/or one or more of its subsidiaries sells or otherwise transfers assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of two times the Purchase Price.
At any time after any person has become an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one-half of one share of Common Stock per Right.
The Board of Directors may, at its option and at any time prior to the close of business on the earlier of the (1) Stock Acquisition Date and (2) July 19, 2019, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.001 per Right, which price will be adjusted to reflect any stock split, stock dividend or similar transaction occurring after July 20, 2016. Any such redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Company may, at its option, pay the redemption price in cash, shares of Common Stock or any other form of consideration that the Board of Directors deems appropriate, or any combination thereof.
The Rights will expire on the earliest of (a) July 19, 2019, (b) the time at which all Rights are redeemed or exchanged, (c) the date on which the Board of Directors determines that the Rights Agreement is no longer necessary for the preservation the Tax Benefits, (d) the beginning of a taxable year of the Company to which the Board of Directors determines that no Tax Benefits may be carried forward, (e) the date on which the Board of Directors determines that the Rights Agreement is no longer in the best interest of the Company and its stockholders and (f) the Close of Business on July 19, 2017, if stockholder approval of the Rights Agreement has not been obtained by or on such date.
Prior to the time that any person becomes an Acquiring Person, the Rights Agreement may be amended in any respect. From and after the time that any person becomes an Acquiring Person, the Rights Agreement may only be amended in order to cure any ambiguity, to correct any defect or inconsistency or to make changes that do not adversely affect the interests of holders of Rights (other than an Acquiring Person and its affiliated and associated persons).
Rights holders have no rights as stockholders of the Company, including the right to vote and to receive dividends.
The Rights Agreement includes anti-dilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

A committee of independent directors of the Company will review and evaluate the Rights Agreement at least annually in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its stockholders. Following each such review, the committee will communicate its conclusions to the full Board of Directors, including any recommendation in light thereof as to whether the Rights Agreement should be modified or the Rights should be redeemed.
Although the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable as set forth above. If the Rights become exercisable, holders of Common Stock should consult their own tax advisors concerning the specific tax consequences to them of acquiring, holding, exercising or disposing of the Rights.
The Rights issued pursuant to the Rights Agreement are in all respects subject to and governed by the provisions of the Rights Agreement. Copies of the Rights Agreement are available free of charge from the Company. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

Item 2.	Exhibits.

1
Section 382 Rights Agreement, dated as of July 20, 2016, by and between Micron Technology, Inc. and Wells Fargo Bank, National Association, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on July 22, 2016).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICRON TECHNOLOGY, INC.

Date:	July 22, 2016	By:	/s/ Ernest E. Maddock
		Name:	Ernest E. Maddock
		Title:	Chief Financial Officer and Vice President, Finance

EXHIBIT INDEX

Exhibit No.

1
Section 382 Rights Agreement, dated as of July 20, 2016, by and between Micron Technology, Inc. and Wells Fargo Bank, National Association, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on July 22, 2016).